SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                        Hexcel Corporation
                         (Name of Issuer)

         New Common Stock, par value $0.01 per share
               (Title of Class of Securities)

                            none
                       (CUSIP Number)

                      MICHAEL F. PRICE
                HEINE SECURITIES CORPORATION
                  51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                             N/A
            (Date of Event which Requires Filing
                     of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of   pages

CUSIP No.                      13D        Page 2 of   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               N/A (See Item 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             N/A
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            N/A (See Item 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         N/A

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

          (See Item 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                 13D         Page 3 of   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               N/A
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             N/A
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            N/A
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 N/A

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

         N/A

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13D previously filed is hereby amended as follows:

Item 7.  Material To Be Filed As Exhibits

Exhibit D           Standby Purchase Commitment dated
                    October 24, 1994 among Mutual Series
                    Fund Inc., the Board of Directors of the Issuer, and The Official Committee of
                    Equity Security Holders of Hexcel
                    Corporation

                    Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 1994


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

EXHIBIT D

                [MUTUAL SERIES FUND INC. LETTERHEAD]










                                   October 24, 1994
Board of Directors
  of Hexcel Corporation
5794 West Las Positas Boulevard
Pleasanton, CA  94588

The Official Committee
  of Equity Security Holders
  of Hexcel Corporation
c/o Peter D. Wolfson, Esq.
Marcus Montgomery Wolfson P.C.
53 Wall Street
New York, New York  10005

     Re:  Standby Purchase Commitment (the "Standby Purchase
          Commitment") to Purchase Common Stock of Hexcel
          Corporation

Gentlemen:

         Hexcel Corporation ("Hexcel") and The Official Committee of Equity Security Holders of Hexcel Corporation (the "Equity Committee") have each agreed to support a Plan of Reorganization for Hexcel (the "Plan"), in connection with which Plan Hexcel will offer transferrable rights (the "Rights") to its existing stockholders to subscribe for and purchase an aggregate of 8,864,865 shares of common stock of Hexcel at a price of $4.625 per share. The Plan will be in the form of Exhibit A hereto with such changes therein as may be agreed to by Mutual Series Fund Inc. ("Mutual" or "Mutual Series"). In addition:

1. The Plan will provide that Hexcel will issue and sell to Mutual on the effective date of the Plan (the "Effective
Date"), 1,945,946 shares of common stock of Hexcel (the
"Minimum Shares") at a price of $4.625 per share;

2. Mutual will be entitled to a break-up fee of $350,000 payable by Hexcel to Mutual and reimbursement of expenses, all as set forth in Exhibit B hereto;

3. Any proposal on substantially the same terms contemplated by this Standby Purchase Commitment shall be required to be of a value of at least $5.125 per share in order to be supported by Hexcel or the Equity Committee; and

4. The Plan will provide corporate governance provisions in accordance with the terms set forth in Exhibit C hereto.

          The Rights to be distributed to each existing
Hexcel stockholder will be distributed to such stockholder on the basis of 1.21273 rights per existing outstanding share of Hexcel common stock, and will be transferable to the extent and in the manner set forth in the Plan. Each right will be exercisable for:

1. One share of common stock of Hexcel ("Offered Shares"), at a purchase price of $4.625 per Offered Share (the "Basic
Subscription Right"); plus

2.   Upon full exercise by a stockholder of all Basic
Subscription Rights distributed to such stockholder, any desired number of additional Offered Shares in a designated portion of an "Oversubscription Pool" consisting of all Offered Shares subject to Basic Subscription Rights that have expired unexercised, at a purchase price of $4.625 per such Offered Share (the "Oversubscription Rights").

          The Plan will provide that the first 108,108
Offered Shares in the Oversubscription Pool be sold to John
J. Lee at a purchase price of $4.625 per share. Pursuant to this Standby Purchase Commitment Mutual agrees to purchase, in addition to the Minimum Shares, 25% of the balance, if any, of the Offered Shares in the Oversubscription Pool (such 25% being the "Standby Pool"), at a purchase price of $4.625 per such Offered Share. The remaining Offered Shares in the Oversubscription Pool shall constitute the "Stockholder Pool". Also pursuant to this Standby Purchase Agreement, Mutual agrees to purchase any Offered Shares in the Oversubscription Pool that are not sold upon exercise of Oversubscription Rights or sold to John J. Lee, at a purchase price of $4.625 per such Offered Share.

          Oversubscription Rights will be subject to proration in case the aggregate number of Offered Shares desired to be purchased pursuant thereto exceeds the number available in the Stockholder Pool. The Offered Shares in the Stockholder Pool will be apportioned among the holders of Oversubscription Rights who exercised their Oversubscription Rights in proportion to the number of Basic Subscription Rights distributed to and exercised by each through repeated application of the proration procedure described in the following paragraph.

          Each time the following procedure is applied, the "number of Offered Shares remaining in the Stockholder Pool" shall mean the number of shares in the Stockholder Pool not apportioned by prior applications of the procedures described in this paragraph. The number of Offered Shares remaining in the Stockholder Pool shall be apportioned among all those holders of Oversubscription Rights who have not yet been apportioned (through previous applications of this procedure) the full number of shares subscribed for by them in their respective exercises of Oversubscription Rights. Apportionment among them shall be based on the ratio of the number of Basic Subscription Rights originally issued by Hexcel to, and exercised by, each; provided, that if the number of shares so apportioned to any holder of Oversubscription Rights, exceeds the number of shares subscribed for by that holder's exercise of Oversubscription Rights, then the excess shall not be apportioned, and that holder shall thereafter not be apportioned any additional shares should there be further applications of this procedure. This procedure shall be repeated until either
(i) all of the Offered Shares in the Stockholder Pool shall have been apportioned and there are no Offered Shares left in the Stockholder Pool for further apportionment, or (ii) a sufficient number of Offered Shares has been apportioned to all holders of Oversubscription Rights to satisfy all of their exercised Oversubscription Rights, whichever occurs first. Such distribution or determination, as the case may be, shall be effected on a date (the "Second Closing Date") promptly following the period during which the Rights shall be exercisable.

          Subject to the terms and conditions stated in this Standby Purchase Commitment, Hexcel and the Equity Committee agree with Mutual as follows:

1.   Purchase Commitment.

     a.   Amount.

          (1) Standby Purchase. The standby commitment of Mutual is to purchase (a) the Offered Shares in the Standby Pool and (b) all of the Offered Shares, if any, that remain in the Stockholder Pool after all exercised Oversubscription Rights have been fully satisfied ((a) and (b) being collectively, the "Standby Shares").

          (2) Total Purchase. The total number of shares of common stock of Hexcel to be purchased by Mutual (the
"Total Shares") will be the sum of:

                (i)  The Standby Shares; and

               (ii) The Minimum Shares.

     b. Payment. Mutual shall pay for the Total Shares at the rate of $4.625 per share according to the following provisions of this Paragraph 1.b:

          (1)  Mutual shall pay $9,000,000 for the Minimum
Shares (the "Minimum Purchase Price") at a closing (the
"First Closing") to be held according to Paragraph 8 below;

          (2) The aggregate purchase price for the Standby Shares will be paid at a closing (the "Second Closing") to be held according to Paragraph 9 below, by cancellation of the same principal amount of the Advance (as defined below) referenced in Paragraph 2 below and the principal amount of the Note (as defined below) will be automatically reduced by the principal amount so cancelled.

2. Advance. Mutual will, upon receipt of a commitment fee equal to $500,000, advance to Hexcel $41,000,000 in immediately available funds (the "Advance") at the First Closing. The Advance shall be evidenced by a promissory note from Hexcel to the order of Mutual, bearing interest at a rate per annum equal to the Federal Funds rate as in effect from time to time during the period from the date Hexcel receives the Advance through (but not including) the Second Closing Date, and will be secured by a first priority security interest in the proceeds of the offering of the Rights. The Advance shall be evidenced by a note in substantially the form annexed hereto as Exhibit D (the "Note") and Hexcel and Mutual shall enter into a security agreement in substantially the form annexed hereto as Exhibit E (the "Security Agreement"). For the purposes of this Standby Purchase Commitment, "Federal Funds Rate" for any day shall be the offered quote for such day as reported in The Wall Street Journal or, if such quote is not published for any reason, as otherwise reasonably determined by Mutual.

3. Conditions. The commitment of Mutual in Paragraph 1.b. to pay for the Minimum Shares and its commitment to make the advance of $41,000,000 pursuant to Paragraph 2 are subject to the prior satisfaction of the following conditions on the date the First Closing is to be held (the "First Closing Date"):

     a. Confirmation and Effectiveness of the Plan. The bankruptcy court shall have entered an order confirming the Plan (the "Confirmation Order") which order has not been stayed and all of the conditions to the effectiveness of the Plan shall have been met or waived by the applicable party or parties (and, if waived, such waiver shall have been consented to by Mutual) at or prior to the close of business in San Francisco, California on February 28, 1995 (or such later date as is consented to in writing by Mutual).

     b. Aggregate Indebtedness and Other Liabilities. On the First Closing Date, the sum of (i) the indebtedness of Hexcel in the three categories in Exhibit F hereto indicated with an asterisk, plus (ii) the indebtedness and liabilities of Hexcel which are included in the category "Payables & Accruals" in Exhibit F indicated with a double asterisk to the extent, and only to the extent, that such indebtedness and liabilities (A) represent estimated environmental liabilities or amounts reserved for litigation, adjusted by adding back the amount of the discount, if any, taken to calculate the present value of such liabilities or (B) represent accrued interest or the reserve for liabilities relating to DIC (as defined in the Plan) (but excluding any other amounts included in the category "Payables & Accruals" such as, but not limited to, accrued professional fees in connection with the reorganization, professional fees for financial services, accrued indebtedness and liabilities owed or relating to employees, accrued tax liabilities, reserves for write downs of asset values and reserves for warranties), both (i) and (ii) being determined on a basis consistent with that used by Hexcel in the preparation of its current financial statements, pro forma for its reorganization, shall not exceed $120,000,000 in the aggregate. The long term debt for foreign subsidiaries and the specific items within the category of "Payables & Accruals" which are included in making the above determination shall be, for purposes of the above determination, as set forth in the last available regularly prepared balance sheet of Hexcel. Satisfaction of this condition may be established by delivery by Hexcel of a certificate signed by its chief financial officer, provided that such certification includes a statement that he has made or caused to be made an investigation to determine whether there has been any material adverse change in such amounts computed in the preparation of such last regularly prepared balance sheet and that he believes there have been none.

     c. No Material Adverse Change. Hexcel shall not have suffered any material adverse change in its business, operations, properties, assets or liabilities (actual or contingent) subsequent to the Balance Sheet Date (defined in Exhibit G to this letter) through and including the First Closing Date.

     d. Hexcel's Representations and Warranties. On the First Closing Date, Hexcel shall have provided Mutual with an instrument duly and validly executed on its behalf by a senior executive officer thereof containing the representations and warranties set forth in Exhibit G hereto, and shall have agreed to indemnify and hold harmless Mutual from and against any and all losses, liabilities, obligations, damages, deficiencies, reasonable costs and expenses ("Losses") based upon, attributable to or resulting from:

          (1) Any material misrepresentation set forth therein or material breach of warranty set forth therein, provided notice of the matter giving rise to such Losses is given during the period of survival of the representations and warranties as stated in paragraph 2 of Exhibit G; and

          (2) Reversal, material modification or material amendment of the Confirmation Order, other than a modification or amendment consented to by Mutual.

     e.   Registration Rights Agreement.  On the First
Closing Date, Hexcel shall have executed and delivered to Mutual a registration rights agreement (the "Registration
Rights Agreement") in substantially the form annexed hereto as Exhibit H.

     f. Hart-Scott-Rodino Act. All applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements
Act of 1976, as amended shall have expired or been terminated.

     g. Northrop Agreement. Hexcel shall have entered into an agreement, reasonably satisfactory to Mutual, with The Northrop Grumman Corporation ("Northrop") for the sale of its plant in Chandler, Arizona and the "EMT technology" used at that facility to Northrop for approximately $30 million, and such transaction shall have closed.

4.   Representations, Warranties, Agreements and
Understandings. Mutual represents, warrants, understands and agrees as follows:

     a. In view of its representation in clause c below, all certificates representing shares of common stock of Hexcel issued to Mutual and subject to the restriction on transfer described in clause c below may be endorsed with an appropriate legend reflecting that restriction.

     b. It is a "Qualified Institutional Buyer" as such term is defined under Rule 144A promulgated under the Securities Act of 1933, as amended (the "1933 Act"), and is an investment company registered under the Investment
Company Act of 1940, as amended.

     c. Mutual acknowledges that the shares to be acquired by it pursuant hereto have not been registered for sale under any federal or state securities laws and that such shares are being offered and sold to Mutual pursuant to the exemption from registration provided for in Section 4(2) of the 1933 Act. It intends to purchase Hexcel securities as contemplated hereby for investment purposes only and not with a view towards the resale or distribution of such shares. Mutual shall not sell or transfer the common stock of Hexcel purchased in accordance with the terms hereof unless such sale or transfer is pursuant to an effective registration statement under the 1933 Act or pursuant to an available exemption from such registration.

     d. It is duly organized and validly existing under the laws of the State of Maryland, and has the power and authority to execute this Standby Purchase Commitment and perform its obligations hereunder.

     e. Its execution, delivery and performance of its undertakings contained in this Standby Purchase Commitment have been duly authorized by all required corporate or other action.

     f. The performance by it of its obligations under this Standby Purchase Commitment will not violate or breach, or constitute a default under, any provision of its governing instruments or any contract to which it is a party or by which any of its properties are bound, nor of any law or regulation to which it or its properties are subject; and no consent or approval of any governmental agency is required in connection with any aspect of such performance.

     g. This Standby Purchase Commitment, when executed and delivered by Mutual, is Mutual's valid and binding obligation enforceable against Mutual in accordance with its terms, subject to applicable bankruptcy and similar laws affecting generally the rights of creditors, and subject to general equitable principles affecting enforceability.

     h. As of the date hereof, Mutual does not own any securities of Hexcel. Mutual has not been solicited by Hexcel or the Equity Committee to vote in favor of the Plan.

     i. This Standby Purchase Commitment results from an offer to Hexcel by Mutual and such offer was not solicited by the Equity Committee.

5. Covenants. Hexcel and the Equity Committee hereby covenant and agree that:

     a. As expeditiously as possible after the date of execution and delivery of this Standby Purchase Commitment by all the parties hereto (the "Execution Date"), but in no event later than five business days thereafter, Hexcel and the Equity Committee will file with the bankruptcy court a motion (the "Motion") requesting the entry of an order of the bankruptcy court in form and substance satisfactory to Mutual and its counsel (i) establishing a requirement that any proposal on substantially the same terms contemplated by this Standby Purchase Commitment be of a value of at least $5.125 and (ii) approving a break-up fee of $350,000 and expense reimbursement for Mutual (payment of which expense reimbursement will be applied against any break-up fee payable to Mutual and be limited to $350,000 if any break-up fee is so payable).

     b. Hexcel and the Equity Committee will continue to support the Motion in the event that Mutual is overbid prior to a hearing thereon.

          In addition, the Equity Committee will not object to the reimbursement provided for in this Standby Purchase
Commitment of Mutual's documented expenses up to $350,000 and, in the event that the First Closing occurs, up to $500,000.

6.   Certain Agreements.

     a. Should Mutual default in its obligations hereunder, Hexcel shall be entitled to assert a claim for damages, including damages for breach of contract, resulting therefrom, if any, including, without limitation, any reasonable expense incurred in connection therewith; provided however, that any such damages shall not exceed the amount of the aggregate purchase price for the Total Shares. The Equity Committee as well as Hexcel shall be entitled to assert any such claim for damages.

     b. Mutual recognizes that Hexcel and the Equity Committee may be required to modify the Plan to the extent necessary to discharge their respective fiduciary duties. Hexcel and the Equity Committee recognize that any material change to the Plan not approved by Mutual shall result in the condition set forth in paragraph 3.a. not being satisfied and Mutual being entitled to the reimbursement of its expenses as provided in Exhibit B hereto and, in addition, may result in Mutual being entitled to the Breakup Fee provided for in Exhibit B hereto, but the aggregate of all such payments shall not exceed $350,000.

7. Termination. Notwithstanding anything to the contrary in this Standby Purchase Commitment, its effectiveness may be terminated and the transactions it contemplates may be abandoned at any time prior to the Effective Date under any of the following circumstances:

     a. Mutual, Hexcel and the Equity Committee agree in writing to such termination; or

     b. Mutual is not in breach of its obligations hereunder in any material respect and (i) either Hexcel or the Equity Committee has materially breached its obligations hereunder, (ii) Mutual elects in a written notice to terminate by reason of such breach, and (iii) such breach has remained uncured for more than ten days after Mutual has given notice of such breach; or

     c. Hexcel and the Equity Committee are not in breach of their obligations hereunder in any material respect and
(i) Mutual has materially breached its obligations hereunder, (ii) Hexcel and the Equity Committee jointly elect in a written notice to terminate by reason of such breach, and (iii) such breach has remained uncured for more than ten days after Hexcel and the Equity Committee have jointly given notice of such breach; or

     d. Mutual elects in a written notice to terminate by reason of non-satisfaction of (i) the condition in paragraph
3.a. hereto, or (ii) on the First Closing Date, any of the other conditions in paragraph 3 hereto; or

     e. Mutual elects in a written notice to terminate by reason of the bankruptcy court not having (i) determined within 25 days after the Execution Date that the relief requested in the Motion should be granted subject only to the entry of an appropriate order or (ii) entered an order (the "Approval Order") in form and substance satisfactory to Mutual and its counsel granting the relief requested in the Motion on or prior to the 30th day following the Execution Date; or

     f. Mutual elects in a written notice to terminate by reason that, after entry of the Approval Order, the Approval
Order is reversed, revoked, voided, modified without Mutual's consent or stayed by an order of a court of competent jurisdiction.

In the case of 7.d.(i) and 7.e., Mutual can only elect to terminate by written notice within 10 business days after the occurrence of the event which gives rise to Mutual's right of termination.

8. First Closing. The First Closing shall take place on the Effective Date at a place designated by Hexcel in a notice delivered to Mutual at least five business days in advance of the Effective Date. Mutual shall pay the Advance and the Minimum Purchase Price in immediately available funds against delivery by Hexcel of one or more certificates representing the Minimum Shares, the $500,000 commitment fee for the Advance in immediately available funds and the reimbursement by Hexcel of Mutual's expenses as and to the extent provided in Exhibit B hereto.

9. Second Closing. The Second Closing shall take place as soon as practicable after the end of the period within which the Rights may be exercised, at the date, time (which shall be during normal business hours) and place designated by Hexcel in a notice delivered to Mutual at least five business days in advance of the date noticed. Payment of the purchase price of the shares to be purchased at the Second Closing by Mutual, through cancellation of the same principal amount of the Advance, shall be made upon payment to Mutual of all unpaid interest on the Advance and Mutual's expenses, payable by Hexcel pursuant to Exhibit B hereto, not previously reimbursed at the First Closing.

10. Assignment. Mutual may not assign its rights and obligations under this Standby Purchase Commitment.

11. Notices. All notices and other communications concerning the subject matter of this Standby Purchase
Commitment shall be in writing, shall be given by mail, facsimile transmission or personal delivery, shall be effective upon receipt by the parties at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision):

          If to the Equity Committee, to:

               The Official Committee of Equity
                 Security Holders of Hexcel Corporation
               c/o Peter D. Wolfson, Esq.
               Marcus Montgomery Wolfson P.C. 53
               Wall Street
               New York, New York  10005-2815
               Attention:  Peter D. Wolfson, Esq.
               Facsimile:  (212) 858-5201

          With a copy to:

               Marcus Montgomery Wolfson P.C. 53
               Wall Street
               New York, New York  10005-2815
               Attention:  Peter D. Wolfson, Esq.
               Facsimile:  (212) 858-5201

          If to Hexcel, to:

               Hexcel Corporation
               5794 W. Las Positas Boulevard
               Pleasanton, California  94588
               Attention:  Rodney Jenks, Esq.
               Facsimile:  (510) 734-8611

          With a copy to:

               Kronish, Lieb, Weiner & Hellman
               1114 Avenue of the Americas New
               York, New York  10036
               Attention:  Chet F. Lipton, Esq.
               Facsimile: (212) 479-6275

          If to Mutual, to:

               Mutual Series Fund Inc.
               51 John F. Kennedy Parkway Short
               Hills, New Jersey  07078
               Attention:  Peter A. Langerman
               Facsimile:  (201) 912-0147

          With a copy to:

               Weil, Gotshal & Manges
               767 Fifth Avenue
               New York, New York  10153
               Attention:  Ronald F. Daitz, Esq.
               Facsimile:  (212) 310-8007

          All notices are effective upon receipt or upon refusal if properly delivered.

12. Governing Law. This Standby Purchase Commitment shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder, except to the extent inconsistent with chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code").

13. Entire Agreement. This Standby Purchase Commitment represents the entire understanding of the parties regarding its subject matter and supersedes all prior offers, agreements and communications regarding that subject matter, including but not limited to the Stock Subscription and Standby Purchase Agreement, dated as of July 27, 1994, which is superseded in its entirety hereby. Without limitation of the foregoing, no party hereto has made any representation or warranty to any other party hereto with respect to the transaction contemplated hereby, except as set forth in this Standby Purchase Commitment. This Standby Purchase Commitment can be modified or amended only by a later written instrument signed by the parties. References to this Standby Purchase Commitment are deemed to include all Exhibits hereto.












          To confirm the above, we have executed this Standby Purchase Commitment on and as of the date appearing on the first page.

                                   Very truly yours,

                                   MUTUAL SERIES FUND INC.



                                   By:/s/ Peter A. Langerman
                                    Peter A. Langerman
                                    Executive Vice President


Consented and Agreed to as of
the date first written above:

HEXCEL CORPORATION



By:    /s/ Robert D. Krumme
   Robert D. Krumme
   Vice Chairman


THE OFFICIAL COMMITTEE OF EQUITY SECURITY
  HOLDERS OF HEXCEL CORPORATION



By:    /s/ Joseph L. Harrosh
     Joseph L. Harrosh
     Chairman



















EXHIBIT A




FORM OF PLAN




          [Filed on October 24, 1994 in the United States
Bankruptcy Court. Northern District of California
No. 93-48535 T Chapter 11]









































EXHIBIT B

REIMBURSEMENT OF EXPENSES,
BREAK-UP FEE AND OVERBID

All capitalized terms in this exhibit have the same meanings as in the Standby Purchase Commitment to which this exhibit is attached.

          1. Subject to paragraph 4 of this Exhibit B, Hexcel shall reimburse Mutual for all of Mutual's out-of pocket costs and expenses (including the reasonable fees and expenses of Mutual's counsel, accountants, investment bankers and other professional persons), payable at the First Closing and thereafter as incurred or on the termination of the Standby Purchase Commitment, (i) in connection with the negotiation, documentation and implementation of this Standby Purchase Commitment, the Registration Rights Agreement, the Security Agreement and the Stock Subscription and Standby Purchase Agreement, dated as of July 27, 1994, between Hexcel and Mutual, and the transactions contemplated thereby, including, without limitation, the out-of-pocket costs and expenses of Mutual in connection with its due diligence investigation of Hexcel's business or (ii) relating to or resulting from or arising out of any claim, action or proceedings (including, without limitation, discovery undertaken in Hexcel's bankruptcy case) commenced or asserted in Hexcel's bankruptcy case; provided, however, that (i) in the event that the Standby Purchase Agreement is terminated (whether or not the Break-up Fee is payable), Hexcel's aggregate obligation to reimburse Mutual for expenses hereunder and to pay the Break-up Fee shall not exceed $350,000, and (ii) Hexcel shall not be required to reimburse Mutual for any expenses hereunder (and Mutual shall reimburse Hexcel for any amounts paid by it to Mutual) if this Standby Purchase Commitment is terminated by Hexcel and the Equity Committee jointly pursuant to Section 7.c. thereof.

          2. For the purposes of this Standby Purchase Commitment, "Acquisition Transaction" means (i) any business combination involving Hexcel or either Hexcel S.A.(a Belgian corporation) or Hexcel S.A. (a French corporation) (each, a "Material Subsidiary"), including without limitation (A) the disposition of any business currently conducted by Hexcel or either Material Subsidiary and which represents sales in excess of 10% of Hexcel's consolidated sales as reported in the December 31, 1993 financial statements or (B) the sale of assets of Hexcel and/or its subsidiaries for $40,000,000 or more in a single transaction or series of related transactions, excluding in the case of (A) and (B) the sale to Northrop of Hexcel's plant in Chandler, Arizona and the "EMT technology" used at that facility and the sale of Hexcel's domestic and European resins business, or (ii) any sale or issuance of a more than 5% equity interest in Hexcel or either Material Subsidiary other than the issuance by Hexcel of equity (A) in exchange for existing indebtedness of Hexcel and/or (B) to existing holders of Hexcel's common stock pro rata.

          3.   In the event that Hexcel or the Equity
Committee receives a proposal with respect to an Acquisition Transaction that, in the exercise of its fiduciary obligations (as determined in good faith by the Board of Directors or appropriate committee thereof after consultation with counsel), the Board of Directors or appropriate committee thereof determines will produce a result more favorable to Hexcel than the result of proceeding with this Standby Purchase Commitment, the Board of Directors or appropriate committee thereof may withdraw its approval or recommendation of this Standby Purchase Commitment, approve or recommend any such other proposal, enter into an agreement with respect to such other proposal or terminate this Standby Purchase Commitment, and in each case shall provide Mutual with immediate notice thereof. Any termination of this Standby Purchase Commitment pursuant to this paragraph 3 shall be deemed an Acquisition Transaction.

          4.   Whether or not the First Closing is
consummated, Hexcel and the Equity Committee acknowledge and agree that Mutual has made a substantial investment of management time and incurred substantial out-of-pocket expenses in connection with the negotiation and execution of this Standby Purchase Commitment and the effort to consummate the transactions contemplated hereby and thereby. If the First Closing is not consummated and an Acquisition Transaction shall have occurred during the pendency of Hexcel's bankruptcy case, Hexcel shall immediately pay to Mutual a fee (the "Break- up Fee") equal to the excess of $350,000 over all amounts theretofore paid to Mutual pursuant to paragraph 1 of this Exhibit B. In the event that Hexcel pays Mutual the Break-up Fee, Hexcel shall not be required to make any additional payment pursuant to paragraph 1; provided, however, that no Break-up Fee or expense reimbursement shall be payable if Mutual is in material breach of this Standby Purchase Commitment at the date of any such termination, or Mutual, Hexcel and the Equity Committee mutually agree in writing to such termination pursuant to paragraph 7.a of the Standby Purchase Commitment.

          5.   Upon the occurrence of an Acquisition
Transaction, Mutual shall provide written notice to Hexcel of Mutual's entitlement to the Break-up Fee and Hexcel shall be liable for the payment of the Break-up Fee and shall immediately pay to Mutual the Break-up Fee by wire transfer of immediately available funds to an account or accounts designated by Mutual. Until Hexcel's obligation to pay the Break-up Fee is fully and indefeasibly discharged, Mutual's claim for the Break-up Fee shall be treated as an allowed administrative claim in Hexcel's bankruptcy case pursuant to
Section 503(b) of the Bankruptcy Code entitled to priority under Section 507(a)(1) of the Bankruptcy Code.

















































EXHIBIT C

HEXCEL CORPORATION

JOINT PLAN

CORPORATE GOVERNANCE AND MANAGEMENT COMPROMISE POSITION

September 26, 1994

          1.   Initial Board of Directors.

          To be comprised of three Equity Committee nominees, two Mutual Series nominees, three nominees mutually acceptable to the Equity Committee and Mutual Series and the new Chief Executive Officer of Hexcel commencing with his employment by Hexcel. If Mutual Series owns more than 50% of the outstanding common stock of Hexcel upon consummation of the rights offering, Mutual Series will designate one additional director. If Mutual Series owns less than 25% of the outstanding common stock of Hexcel upon consummation of the rights offering, the directors nominated by the Equity Committee, together with the directors nominated by mutual agreement of the Equity Committee and Mutual Series, will select one additional director. The new Board of Directors will select (with the approvals of at least two of the nominees of the Equity Committee) one of the directors as initial Chairman. The initial Board of Directors of Hexcel shall hold office until the first postconsummation annual meeting of stockholders of Hexcel, and until such directors' successors shall be elected and qualified.

          2.   Interim Management.

          Pending selection of a new Chief Executive Officer mutually acceptable to the Equity Committee and Mutual Series, Lee will continue as Chief Executive Officer of Hexcel. Pending effectiveness of the plan, Lee will continue as Chairman and David Glatstein will continue as Vice Chairman of the Board of Directors and Robert Witt will continue to serve as a consultant with his principal points of contact with Hexcel being David Glatstein and Frank Wimer. The search for a new Chief Executive Officer will begin immediately using an executive search firm retained by Hexcel but selected by mutual agreement of the Equity Committee and Mutual Series. The contract with the executive search firm shall provide that all communications with the search firm will be conducted solely with the Equity Committee and Mutual Series jointly and not on an ex parte basis with either party. The selection of the new Chief Executive Officer will be made by mutual agreement of
(i) the Equity Committee and Mutual Series, if selected prior to the effective date of the plan or (ii) the board designees of the Equity Committee and the board designees of Mutual Series, if selected after the effective date of the plan.

          3.   Lee Continuation Condition.

          When the new Chief Executive Officer takes office, Lee will resign as an officer of Hexcel and will be retained as a consultant by Hexcel for strategic planning, reporting to the Chief Executive Officer and Board of Directors of Hexcel under a two year agreement, subject to termination at the end of the first year by resolution of the Board of Directors delivered to Lee not earlier than 60 days and not later than 30 days prior to the end of the first year.

          4.   Lee Compensation and Equity.

     A. Base compensation (salary and fees) of $180,000 per year during the first year, $230,000 during the second year, plus the same benefits provided to him in his interim employment agreement approved by the Bankruptcy Court.

     B. Appropriate bonus opportunity determined by the Board of Directors based upon attainment of the goals established by the Board of Directors.

     C. Stock options for approximately .625% of Hexcel's fully diluted common stock (without giving effect to the conversion of the 7% Convertible Subordinated Debentures due
2011) at a price equal to the average of the daily average prices of the stock for the 20 trading days beginning 30 calendar days following expiration of the rights offering. Such options will vest in equal monthly installments over the two-year term of the consulting agreement, subject to being fully vested upon any early termination thereof (other than for cause or voluntary resignation) and will be exercisable until the later of three years following the date of grant (i.e., the effective date of the plan) or one year after expiration of the consulting agreement.

     D. Commitment and right to purchase $500,000 of common stock at rights offering price, upon consummation of the rights offering. The shares to be purchased shall be a first call on the Oversubscription Pool, if any, reducing Mutual Series and the stockholders' respective shares therein on a pro rata basis, and thereafter from authorized shares of Hexcel and over and above the shares to be sold in the rights offering.

     E. Subject to approval of the current Board of Directors, Hexcel intends to apply to the court for authority to pay a success bonus of up to $500,000 to John Lee upon consummation of the Plan as well as bonuses to other employees. It is understood that the Equity Committee has no commitment to support any such application, and reserves the right to object to such application.

          5.   Stockholders' Meeting.

          First post-consummation annual meeting of stockholders to be held not earlier than nine months after the effective date of the plan unless otherwise agreed by the board designees of Mutual Series and the Equity Committee. Reorganized Hexcel's bylaws shall provide for the right of any stockholder(s) holding in excess of 25% of the reorganized Hexcel's common stock to call a special meeting, including one at which directors may be elected, at any time after nine months following the effective date of the plan.








































EXHIBIT D

FORM OF NOTE

SECURED PROMISSORY NOTE



New York, New York  $
[Date]



          FOR VALUE RECEIVED, the undersigned, HEXCEL
CORPORATION (the "Maker"), promises to pay to the order of , or its assigns (the "Lender"), the principal amount of ($ ), subject to reduction as provided in Paragraph
1.b.(2) of the Standby Purchase Commitment, dated October __, 1994, issued by the Lender to, and accepted by, the Maker, and The Official Committee of Equity Security Holders of Hexcel Corporation (the "Standby Purchase Commitment"), in lawful money of the United States of America, with interest on the unpaid balance at the Federal Funds rate as in effect from time to time (the "Interest Rate").

          Principal and interest on this Note shall be payable on the earlier to occur of (i) the Second Closing under the Standby Purchase Commitment or (ii) 60 days after the date hereof. The Federal Funds rate for any day shall be the offered quotation for Federal Funds for such day as reported in The Wall Street Journal or if said quotation is not published for any reason, as otherwise reasonably determined by the Lender.

          If the Maker fails to make any payment when due under this Note, then the entire unpaid balance hereof shall thereafter bear interest at a rate which is two per cent (2%) in excess of the Interest Rate until such amount in default is paid in full (before and after judgment).

          The Maker shall have the unqualified right to pay all or a portion of the principal amount of this Note at any time and from time to time. Interest accrued upon any amount prepaid shall be paid therewith at the time of prepayment.

          The Maker waives presentment, demand for payment, protest, notice of dishonor and all other notices and demands of any kind hereunder, and agrees to reimburse and indemnify the Lender for all costs and expenses incurred by the Lender in collecting payment, including attorneys' fees and costs.

          Payment of the principal amount of, and interest upon, this Note is secured pursuant to a Security Agreement of even date herewith by the Maker in favor of the Lender. The benefit of such security and the Security Agreement shall inure to the Lender's successors and assigns. This Note, and the benefit of the Security Agreement may be negotiated, assigned and transferred by the Lender without restriction, and the Maker, upon notice of such negotiation, assignment or transfer, shall treat the assignee as the Lender for all purposes hereunder.

          This Note shall be governed by and interpreted in accordance with the law of the State of New York applicable to instruments executed and to be performed entirely in that State.

          IN WITNESS WHEREOF, the Maker has executed this Note on and as of the date set forth above.

                              HEXCEL CORPORATION



                             By:
                             Name:
                             Title:





























EXHIBIT E

FORM OF SECURITY AGREEMENT

     This SECURITY AGREEMENT, dated             , 1994, is
made by Hexcel Corporation, a Delaware corporation (the
"Grantor"), in favor of Mutual Series Fund Inc. (the
"Secured Party").

Recitals


     The United States Bankruptcy Court for the Northern District of California confirmed Grantor's Plan of Reorganization (the "Plan") under Chapter 11 of the United
States Bankruptcy Code on          , 1994. Pursuant to the
Plan, (i) on the Effective Date, pursuant to the Standby
Purchase Commitment, dated October      , 1994, the Grantor
has received a loan from the Secured Party and the Secured Party has loaned to the Grantor $41,000,000 in the aggregate, evidenced by a Secured Promissory Note (the "Note"), and (ii) Grantor is commencing a rights offering to its existing Stockholders to subscribe for and purchase an aggregate of $41 million of common stock of Hexcel (the "Rights Offering"). This Security Agreement is the security agreement entered into pursuant to the Note and secures payment of the Note in accordance with its terms.

Terms of Agreement

     NOW, THEREFORE, in consideration of, and in order to induce the Secured Party to make, the loan evidenced by the Note, the Grantor hereby agrees with the Secured Party as follows:

     Section 1. Grant of Security. The Grantor hereby assigns and pledges to the Secured Party, and hereby grants to the Secured Party a security interest in, all of the Grantor's right, title and interest in and to the proceeds of the Rights Offering, including without limitation all amounts deposited with the financial institution selected by the Grantor to act as depository with respect to the Rights Offering (the "Bank"), including all interest and any other proceeds arising thereon, all replacements and substitutions thereof, and all proceeds of the foregoing (the "Collateral"); provided, however, Collateral shall not include the amounts paid by holders of Subscription Rights which, under the terms of the Rights Plan (as defined in the Plan) are required to be returned to such holders.

     Section 2. Security for Obligations. This Security Agreement secures the payment of all obligations of the Grantor now or hereafter existing under the Note, whether for principal, interest or otherwise, and all obligations of the Grantor now or hereafter existing to Secured Party under this Security Agreement (all such obligations of the Grantor being the "Obligations").

     Section 3. Bank Acknowledgment. The Bank has executed this Security Agreement to acknowledge that it will hold all amounts received as the depository pursuant to that
Agreement, dated         , 1994, between the Bank and the
Grantor, in a separate account (the "Account") for the benefit of the Secured Party, that such funds are being held for the account of the Secured Party and that, upon the conclusion of the Rights Offering, the Bank shall pay directly to the Secured Party all amounts held in the Account (excluding amounts, if any, to be returned to holders of subscription rights as provided in the Rights
Plan) for application to the indebtedness evidenced by the Note.

      Section 4.  Representations and Warranties.  The
Grantor represents and warrants as follows:

     (a) Grantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business.

     (b) Grantor has the full legal right and power and all authority and approval required to enter into, execute and deliver this Security Agreement, and to perform fully its obligations under this Security Agreement. This Security Agreement has been duly executed and delivered and is the valid and binding obligation of Grantor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). No approval or consent of any foreign, federal, state, county, local or other governmental or regulatory body, and no approval or consent of any other person is required in connection with the execution and delivery by Grantor of this Security Agreement and the consummation and performance by Grantor of the transactions contemplated hereby.

     (c) The chief place of business and chief executive office of the Grantor and the office where the Grantor keeps its records concerning the Collateral are located at its address at 5794 W. Las Positas Boulevard, Pleasanton,
California 94588.

     (d) The Collateral is and will be free and clear of any lien, security interest, option or other charge or encumbrance by Grantor except for the security interest created by this Security Agreement. No effective financing statement against Grantor or other document similar in effect covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Secured Party relating to this Security Agreement.

     (e) This Security Agreement creates a valid and perfected first priority security interest in all of Grantor's right, title and interest in and to the Collateral, securing the payment of the Obligations, and all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken.

     (f) No consent of any other person or entity and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body which has not been obtained or made is required (i) for the grant by the Grantor of the security interest granted hereby or for the execution, delivery or performance of this Security Agreement by the Grantor, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest) or (iii) for the exercise by the Secured Party of rights provided for in this Security Agreement or the remedies in respect of the Collateral pursuant to this Security Agreement.

     (g) There are no conditions precedent to the effectiveness of this Security Agreement that have not been satisfied or waived.

     Section 5. Further Assurances. (a) The Grantor agrees that from time to time, at the expense of the Grantor, the Grantor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Secured Party may reasonably request, in order to perfect and protect any pledge, assignment or security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to the Collateral, including execution and filing of additional financing statements in any jurisdiction where the Collateral may be located or to which Grantor may move its principal place of business and/or chief executive office.

     (b) The Grantor hereby authorizes the Secured Party to file one or more financing or continuation statements, and amendments thereto, relating to all or any part of the Collateral without the signature of the Grantor where permitted by law. A photocopy or other reproduction of this Security Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

     (c) The Grantor will furnish to the Secured Party from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Secured Party may reasonably request.

     Section 6. Place of Perfection; Records; Collection of Receivables. The Grantor shall keep its chief place of business and chief executive office and the office where it keeps its records concerning the Collateral, at the location therefor specified in this Security Agreement or, upon 30 days' prior written notice to the Secured Party, at any other locations in a jurisdiction where all actions required to maintain Secured Party's perfected security interest in the collateral shall have been taken. The Grantor will hold and preserve such records and will permit representatives of the Secured Party at any time during normal business hours to inspect and make abstracts from such records.

     Section 7. Transfers and Other Liens. The Grantor shall not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Collateral, except for the security interest under this Security Agreement.

     Section 8. Remedies. If any default under the Note shall have occurred and be continuing and payment to the Secured Party of the funds in the Account (excluding amounts, if any, to be returned to holders of subscription rights as provided in the Rights Plan) is not made:

    (a) The Secured Party may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Uniform Commercial code in effect in the State of New York at that time (the "Code") (whether or not the Code applies to the affected Collateral) or the Uniform Commercial Code applicable to the validity or perfection of the security interest in the Collateral over which rights on default are asserted. Without limiting the foregoing, the Secured Party shall be entitled, without notice except as specified below, to sell the Collateral or any part thereof in one or more sales, at public or private sale, at any of Secured Party's offices or elsewhere, for cash, or credit or for future delivery, and upon such other terms as the Secured Party may deem commercially reasonable. The Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days' notice to the Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of the Collateral, regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was adjourned.

     (b) Any surplus of such cash or cash proceeds held by the Secured Party and remaining after payment in full of all the Obligations shall be paid over to the Grantor or to whomsoever may be lawfully entitled to receive such surplus.

     (c) All payments received by the Grantor under or otherwise in respect of the Collateral shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Grantor and shall be forthwith paid over to the Secured Party in the same form as so received (with any necessary endorsement).

     Section 9. Indemnity and Expenses. (a) The Grantor agrees to indemnify the Secured Party from and against any and all claims, losses and liabilities (including reasonable attorneys' fees) growing out of or resulting from this Security Agreement (including, without limitation, enforcement of this Security Agreement), except claims, losses or liabilities resulting from the Secured Party's gross negligence or willful misconduct.

    (b)  The Grantor will upon demand pay to the Secured
Party the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Secured Party may incur in connection with (i) the administration of this Security Agreement, (ii) the collection of, or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Secured Party hereunder or (iv) the failure by the Grantor to perform or observe any of the provisions hereof.

     Section 10. Amendments; Etc. No amendment or waiver of any provision of this Security Agreement, and no consent to any departure by the Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     Section 11. Addresses for Notices. All notices and other communications provided for hereunder shall be in writing and mailed, telecopied, or delivered to it, if to
the Grantor, at its addresses at                   facsimile
(  ), Attention:      President, and if to the Secured
Party, at its address at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078, Attention Peter A. Langerman, or, as to either party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and other communications shall be effective when telecopied, with receipt confirmed and a copy sent by registered mail, and otherwise when delivered.

     Section 12. Continuing Security Interest; Assignment of Note. This Security Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Security Agreement, (b) be binding upon the Grantor, its successors and assigns, and (c) inure to the benefit of, and be enforceable by, the Secured Party and its successors, transferees and assigns. Upon the payment in full of the Obligations, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Grantor. Upon any such termination, the Secured Party will, at the Grantor's expense, execute and deliver to the Grantor such documents as the Grantor shall reasonably request to evidence such termination.

     Section 13.  Governing Law; Terms.  This Security
Agreement shall be governed by and construed in accordance with the law of the State of New York, except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Collateral are governed by the law of any other jurisdiction. Unless otherwise defined herein terms used in
Article 9 of the code are used herein as therein defined.

     IN WITNESS WHEREOF, the Grantor has caused this Security Agreement in favor of the Secured Party to be duly executed and delivered by its officer thereunto duly authorized as of the date first written above.

                          HEXCEL CORPORATION

               By:
               Name:
               Title:


ACKNOWLEDGED AND AGREED:

[NAME OF BANK, DEPOSITARY]


By:
Name:
Title:

EXHIBIT F

HEXCEL CORPORATION AND SUBSIDIARIES
PROJECTED OPENING CONSOLIDATED BALANCE SHEET AS OF JANUARY
1, 1995
($000's Omitted)
(Unaudited)


         Pre-                               Post-
         Reorganization     Reorganization  Reorganization
         Balances           Adjustments(2)  Balances

ASSETS

Cash         19,470(1)          ($ 15,068)      4,402(1)
Accounts
 Receivable  61,510                      0     61,510
Inventories  47,324                      0     47,324
Prepaid Expenses
& Other       4,044                      0      4,044
      Total Current
         Assets
            132,348                (15,068)   117,280
Net Fixed
Assets       83,611                      0     83,611
Other Noncurrent
Assets       20,019                      0     20,019
   TOTAL ASSETS
           $235,978              ($ 15,068)  $220,910

LIABILITIES & EQUITY

Current Portion -- Long Term Debt
             $8,071(3)              $3,707(4) $ 11,778*
U.S. Revolving Debt Facility
                  0                 15,448      15,448*
DIP Financing
                  0(5)                   0(5)        0
Payables & Accruals
             35,169(7)              17,490(7)   52,659**
Restructuring Accrual
             13,613                      0      13,613
     TOTAL CURRENT LIABILITIES
             56,853                 36,645      93,498
Long Term Debt
             15,015(3)              43,405(4)   58,420*
Long Term Liabilities
             22,402                      0      22,402
     TOTAL LIABILITIES
             94,270                 80,050     174,320
     LIABILITIES SUBJECT TO
       COMPROMISE
            141,391               (141,391)          0
Common Stock and Paid-in Capital
             62,635                 50,200(6)  112,835
Accumulated Deficit and Cumulative
     Translation Adjustment
            (62,318)(8)             (3,927)(8) (66,245)
     TOTAL EQUITY
                317                 46,273      46,590
     TOTAL LIABILITIES & EQUITY
           $235,978               ($15,068)   $220,910


See Accompanying notes and Assumptions to the Financial
Statements. These Financial Statements and Accompanying
Notes and Assumptions have not been subject to audit or review.







































EXHIBIT G

REPRESENTATIONS AND WARRANTIES TO BE GIVEN
TO MUTUAL BY HEXCEL
ON AND AS OF THE EFFECTIVE DATE



All capitalized terms in this exhibit have the same meanings as in the Standby
Purchase Commitment to which this exhibit is attached

1.   Representations and Warranties.  On the First Closing
Date, Hexcel will represent and warrant to Mutual under the Standby Purchase Commitment as follows:

     a. Hexcel has been duly organized and is validly existing, in good standing and doing business as a corporation under the laws of the State of Delaware, with corporate power and authority to perform its obligations under the Standby Purchase Commitment, the Note, the Registration Rights Agreement and the Security Agreement
(the "Operative Documents").

     b. The performance of the Operative Documents by Hexcel and the consummation by Hexcel of the transactions contemplated thereby have been duly authorized by all necessary corporate action of Hexcel, and each of the Operative Documents constitutes a valid and legally binding instrument of Hexcel subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     c. The Rights have been duly authorized by all necessary corporate action of Hexcel, and when issued in accordance with such authorization and delivered by Hexcel, will constitute legal, valid, binding and enforceable obligations of Hexcel, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     d. The Total Shares have been duly authorized, and when issued and delivered as provided in the Standby
Purchase Commitment will be validly issued and outstanding, fully paid and nonassessable and free of any preemptive rights.

     e. The performance by Hexcel under the Operative Documents, the consummation by Hexcel of the transactions therein contemplated and the compliance by Hexcel with the terms thereof do not and will not conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the corporate charter or bylaws of Hexcel, or any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Hexcel is a party or by which any of its properties or assets are bound (with such exceptions as would not have a material adverse effect on the financial condition of Hexcel or subject Mutual to any liability), or any applicable law, rule, regulation, judgment, order or decree of government, governmental instrumentality or court having jurisdiction over Hexcel or any of its properties or assets; and no consent, approval, authorization, order, registration or qualification of or with any such government, governmental instrumentality or court is required for the valid authorization, execution, delivery and performance by Hexcel of the Operative Documents, the issuance of the Rights, the issuance of the shares upon the exercise of the Rights or the Minimum Shares to be issued to Mutual in accordance with the Standby Purchase Commitment, or the consummation by Hexcel of the other transactions contemplated by the Plan, except such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or "blue sky" laws (or, with respect to the Registration Rights Agreement, under Federal securities laws as contemplated therein).

     f. The (i) audited consolidated balance sheets of Hexcel and its subsidiaries as at December 31, 1993 and December 31, 1992 and the related audited consolidated statements of income and of cash flows for the years then ended and (ii) unaudited consolidated balance sheet of Hexcel and its subsidiaries as at July, 3, 1994 and the related consolidated statements of income and cash flows for the period then ended, including the related notes and schedules thereto, are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles, and present fairly the consolidated financial position, results of operations and cash flows of Hexcel and its subsidiaries as at the dates and for the periods indicated. The unaudited consolidated balance sheet of Hexcel and its subsidiaries as at July 3, 1994 and as set forth in Hexcel's quarterly report on Form 10-Q for the fiscal quarter ended July 3, 1994 is referred to as the "Balance Sheet" and June 30, 1994 is referred to as the "Balance Sheet Date."

     g. The disclosure statement relating to the Plan, including the exhibits thereto, does not (i) contain a misstatement of a material fact or (ii) omit to state a material fact necessary in order to make statements contained therein not misleading.

     h. As of their respective dates, Hexcel's Annual Report on Form 10-K for its fiscal year ended December 31, 1993 and its quarterly reports on Form 10-Q for quarterly periods ending after that date (collectively, the "SEC Documents") were complete and correct in all material respects and complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange (the "SEC") promulgated thereunder applicable to such SEC Documents. None of the SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the date such SEC Documents were filed with the SEC.

2. The representations and warranties in paragraph 1 above shall survive the Second Closing Date for a period of eighteen months.




































EXHIBIT H

TABLE OF CONTENTS

PAGE

ARTICLE I

DEFINITIONS  H-1
Section 1.1.  Definitions  H-1

ARTICLE II

REGISTRATION RIGHTS  H-3
Section 2.1.  Registration upon Request  H-3
Section 2.2.  Piggyback Registration  H-4
Section 2.3.  Registration Procedures  H-6
Section 2.4.  Preparation; Reasonable Investigation H-15
Section 2.5.  Indemnification H-15
Section 2.6.  Contribution H-18
Section 2.7.  Nominees of Beneficial Owners H-19
Section 2.8.  Restrictions on Sale of Securities by
               the Company and Others H-20

ARTICLE III

OTHER TRANSFERS H-20
Section 3.1.  Removal of Restrictive Legends H-20

ARTICLE IV

MISCELLANEOUS H-21
Section 4.1.  Effectiveness H-21
Section 4.2.  Submission to Jurisdiction; Consent to
               Service of Process H-21
Section 4.3.  Specific Enforcement; Other Remedies H-21
Section 4.4.  Severability H-22
Section 4.5.  Notices H-22
Section 4.6.  Entire Agreement H-23
Section 4.7.  Amendments H-23
Section 4.8.  Descriptive Headings; References H-23
Section 4.9.  Governing Law H-23
Section 4.10. Successors and Assigns H-23
Section 4.11. Supplementary Provisions H-24











REGISTRATION RIGHTS AGREEMENT


     REGISTRATION RIGHTS AGREEMENT dated as of ____ __, 1994
(the "Agreement") between HEXCEL CORPORATION, a Delaware corporation (the "Company"), and MUTUAL SERIES FUND INC., a
Maryland corporation ("Mutual").

W I T N E S S E T H :

     WHEREAS, the Company and Mutual have entered into a Standby Purchase Commitment dated October __, 1994 (the
"Standby Purchase Commitment"), pursuant to which, upon the terms and subject to the conditions set forth therein, the Company issued and sold, and Mutual has subscribed for and purchased, shares of the Company's common stock; and

     WHEREAS, to induce Mutual to enter into the Standby
Purchase Commitment, the Company has agreed to provide the registration rights set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS


     Section 1.1.  Definitions.  (a)  Unless otherwise
defined herein, capitalized terms used herein have the meanings set forth in the Standby Purchase Commitment, including the exhibits thereto.

         (b) "Registration Expenses" means all out-of pocket expenses incident to the Company's performance of, or compliance with, Article II hereof, including, without limitation, all registration and filing fees (including filing fees with respect to the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.), all fees and expenses of qualifying under or complying with securities or "blue sky" laws in United States jurisdictions (including fees and disbursements of underwriters' counsel in connection with "blue sky" qualifications, including any memorandum or survey with respect thereto) and determination of the Registrable Securities eligibility for investment under the laws of the jurisdictions designated by the managing underwriter or underwriters, all listing fees, all printing expenses, all messenger, telephone and delivery expenses, all registrars' and transfer agents' fees, the fees and disbursements of counsel for the Company, of its independent public accountants, including the expenses of any audits and/or "cold comfort" letters required by or incident to such performance and compliance, and of other Persons retained by the Company and any fees and disbursements of underwriters customarily paid by issuers of securities but excluding (x) fees and disbursements of separate counsel to any seller of Registrable Securities, and (y) discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, which shall be borne by the sellers of the Registrable Securities being registered in all cases.

          (c) "Registrable Securities" means (i) the Total Shares and (ii) any other securities issued or issuable with respect to the Total Shares by way of a stock dividend or stock split or in connection with a combination, exchange, reorganization, recapitalization or reclassification of the Company's securities or pursuant to a merger, consolidation or other similar business combination involving the Company. As to any particular Registrable Securities, such securities shall cease to constitute Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have been declared effective under the 1933 Act and such securities shall have been disposed of in accordance with a method of disposition contemplated by the registration statement, (ii) such securities shall have been sold in satisfaction of all applicable conditions to the resale provisions of Rule 144 under the 1933 Act (or any successor provision thereto), (iii) such securities shall have been transferred, new certificates evidencing such securities without legends restricting further transfer shall have been delivered by the Company, and subsequent public distribution of such securities shall neither require registration under the 1933 Act nor qualification (or any similar filing) under any state securities or "blue sky" law then in effect, or (iv) such securities shall have ceased to be outstanding.

          (d) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental body or other entity.

ARTICLE II

REGISTRATION RIGHTS


     Section 2.1. Registration upon Request. (a) Subject to the provisions of this Section 2.1, at any time during the period commencing on the date of the Second Closing and ending on the earlier of (x) the fifth anniversary thereof and (y) the first date on which there are no Registrable Securities (the "Demand Registration Period"), upon the written request of Mutual requesting that the Company effect the registration under the 1933 Act of Registrable Securities representing (i) the greater of (A) at least 20% of the then outstanding Registrable Securities or (B) at least 10% of the Registrable Securities outstanding on the Second Closing Date or (ii) all of the Registrable Securities then held by Mutual, and specifying the intended method or methods of disposition of such Registrable Securities, the Company shall use its best efforts to effect the registration of such Registrable Securities under the 1933 Act, as soon as possible, for the disposition (in accordance with such intended method or methods) of the Registrable Securities so to be registered (any such registration is hereinafter referred to as a "Demand Registration").

          (b) The Company shall be required to effect only three Demand Registrations; provided, however, that in the event Mutual acquires Standby Shares on the Second Closing
Date for an aggregate purchase price of at least
$21,000,000, the Company shall be required to effect an additional two Demand Registrations.

          (c)  The Company shall not be deemed to have
effected a Demand Registration pursuant to this Section 2.1 unless the registration statement in respect thereof is declared effective under the 1933 Act; provided, however, that a Demand Registration shall be deemed to have been effected by the Company if the registration does not become effective after the Company has filed a registration statement with respect thereto solely due to the refusal of Mutual to proceed.

          (d) If the Company shall have previously effected a Demand Registration pursuant to this Section 2.1, or if any Registrable Securities of Mutual are registered in a Piggyback Registration (as hereinafter defined) pursuant to
Section 2.2 hereof, the Company shall not be required to effect a subsequent Demand Registration until a period of at least 180 days shall have elapsed from the effective date of the registration statement used in connection with such previous registration statement.

          (e)  The Company shall pay all Registration
Expenses in connection with the registration of Registrable
Securities pursuant to this Section 2.1.

     Section 2.2. Piggyback Registration. (a) If the Company at any time prior to the expiration of the Demand Registration Period proposes to register any of its equity securities under the 1933 Act (other than a registration on Form S-4 or S-8 or the equivalent thereof) to be offered for cash or cash equivalents in a managed public offering, it shall each such time give prompt written notice to each holder of Registrable Securities who has agreed to be bound by this Agreement, as provided in Section 4.10, of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including, without limitation, the identity of the managing underwriter and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting). Upon the written request of any such holder delivered to the Company within 20 days after such notice shall have been given to such holder (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company shall use its best efforts to effect the registration under the 1933 Act, as expeditiously as is reasonable, of all Registrable Securities that the Company has been so requested to register by such holder (in accordance with the intended methods of distribution thereof as aforesaid) (such registration being hereafter referred to as a "Piggyback Registration"); provided, however, that:

          (i) (A) if, at any time after giving such written notice of its intention to register any of such securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay the registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities requesting inclusion of Registrable Securities in such registration, and (x) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the right of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1, and (y) in the case of a determination to delay registering, the Company shall bepermitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities, or (B) in the event that the registration statement has been declared effective and the Company determines that a Disadvantageous Condition (as hereinafter defined) exists, upon the delivery of written notice to each such holder, the Company shall, subject to discontinuance of sales of all other securities covered by such registration statement, be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that each such holder forthwith discontinue the disposition of such Registrable Securities and each such holder agrees that it will discontinue the disposition of such Registrable Securities pursuant to such registration statement and thereupon the Company shall be relieved of its obligation under this Section 2.2 with respect to such registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the rights of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1;

          (ii) if the managing underwriter of such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion in any registration statement pursuant to this
Section 2.2 of some or all of the Registrable Securities sought to be registered by Persons other than the Company creates a substantial risk that the proceeds or price per unit the Company or Persons other than the Company will derive from such registration will be reduced and/or that the number of securities to be registered (including those sought to be registered at the instance of the Company and any other party entitled to participate in such registration) is too large a number to be reasonably sold, or the managing underwriter of such underwritten offering shall inform the Company in writing of its opinion that the number of securities requested to be included in such registration would materially affect its ability to effect such offering (such opinion to state the reasons therefor and the approximate number of securities which may be included in such offering without such effect), the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering the number of securities sought to be registered by each seller (which term shall include the Company and Mutual and any other holder of securities included in such registration) (A) first, the securities the Company proposes to sell, (B) second, the securities proposed to be sold by a holder the exercise of whose demand registration rights required the filing of the registration statement, (C) third, the Registrable Securities held by Mutual requested to be included in such registration, (D) fourth, the Registrable Securities held by other holders of Registrable Securities requested to be included in such registration, pro rata, based on the respective number of Registrable Securities requested to be included in such registration by such holders and (E) fifth, the securities proposed to be sold by any other holder;

               (iii) if the managing underwriter of such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion of any Registrable Securities in such offering of a type, class or series, as the case may be, different from that of the securities originally intended to be included in such offering would adversely affect the success of the offering of such securities originally intended to be so included, then the Company shall promptly advise Mutual thereof and may require, by written notice to Mutual accompanying such advice, that such different Registrable Securities be excluded from such offering to the extent the inclusion thereof could adversely affect such offering; and

               (iv)      the Company shall not be obligated
to effect any registration of Registrable Securities under this Section 2.2 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee or non-employee director benefit plan or consultant benefit plan (regardless of whether or not on Form S-4 or S-8).

               (b)  The Company shall pay all Registration
Expenses in connection with the registration of Registrable
Securities pursuant to this Section 2.2.

          Section 2.3. Registration Procedures. (a) If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the 1933 Act as provided in Sections 2.1 and 2.2, the Company shall, subject to the limitations otherwise provided in this agreement, as expeditiously as is reasonable:

               (i)       prepare and file with the SEC on
any appropriate form a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of any registration statement, the Company will furnish to counsel selected by Mutual and the underwriters copies of all such documents proposed to be filed sufficiently in advance of filing to provide them with a reasonable opportunity to review such documents and comment thereon;

               (ii)      prepare and file with the SEC such
amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the earlier of (A) such time as all such Registrable Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and
(B) (x) in the case of any Demand Registrations and Piggyback Registrations, the expiration of 90 days from the date such registration statement first becomes effective (unless the Registrable Securities registered thereunder have been sold or disposed of prior to the expiration of such 90-day period) (exclusive of any period during which Mutual was prohibited from disposition of Registrable Securities by reason of the occurrence of any event described in Sections 2.3(e)(iv), (v) or (vii) (to the extent that the occurrence of any such events shall have interfered with the distribution) or any period during which the prospectus included therein shall not meet the requirements of Section 10 of the 1933 Act);

               (iii)     furnish to each seller and to any
underwriter of such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the 1933 Act, such documents incorporated by reference in such registration statement or prospectus, and such other documents, as such seller or underwriter may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

               (iv) use its best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions in the United States as each seller or any underwriter shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller or any underwriter to consummate the disposition in such jurisdictions of its Registrable Securities covered by such registration statement, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

               (v)       cause such Registrable Securities
covered by such registration statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to enable each seller or any underwriter to consummate the disposition of such Registrable Securities;

               (vi)      furnish to each seller of
Registrable Securities a signed counterpart, addressed to such seller and the underwriters of (1) an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, and (2) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuers' counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities;

               (vii)     promptly notify each seller of
Registrable Securities, their counsel and the managing underwriters, if any, and (if requested by any such Person) confirm such notice in writing, (A) when a prospectus or any prospectus supplement or post-effective amendment relating to such registration statement has been filed and, with respect to a registration statement referred to in Section
2.1 or 2.2 or any post-effective amendment, when the same has become effective, (B) of any request by the SEC for amendments or supplements to a registration statement referred to in Section 2.1 or 2.2 or related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 or the initiation of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company contained in agreements contemplated by Section 2.3(c) cease to be true and correct and (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

               (viii)    in the event of the issuance of a
stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 or the suspension of the qualification of any of the Registrable
Securities for sale in any jurisdiction, make reasonable efforts to obtain the withdrawal of such stop order or the lifting of such suspension as soon as reasonably practicable;

               (ix)      immediately notify each seller of
Registrable Securities covered by such registration statement, their counsel and the managing underwriters at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such registration statement (or deemed to be included in such registration statement if the registration statement, at the time it is declared effective, omits certain information pursuant to Rule 430A of the 1933 Act), as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with law, and at the request of any such seller and any underwriter prepare and furnish to such seller and the underwriters a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and shall otherwise comply in all material respects with law and so that such prospectus, as amended or supplemented, shall comply with law;

               (x)       comply with all applicable rules
and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, but not later than 50 days after the close of the period covered thereby (105 days in the case when the period covered corresponds to a fiscal year of the Company), earnings statements of the Company (satisfying the provisions of Section 11(a) of the 1933 Act and Rule 158 as promulgated thereunder), covering a period of 12 months beginning after the effective date of the registration statement (but beginning not later than the first day of the Company's fiscal quarter next following such effective date);

               (xi)      use its best efforts to cause all
Registrable Securities covered by such registration statement as are of the same class as a class then listed on such exchange to be listed on a national securities exchange or approved for trading in the National Market System if such Registrable Securities are not already so listed or so approved and on each securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange;

               (xii)     provide a transfer agent and
registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

               (xiii)    issue to any underwriter to which
any seller may sell such Registrable Securities in connection with any such registration (and to any direct or indirect transferee of any such underwriter) certificates representing such Registrable Securities without the legends referenced in paragraph 4.a. of the Standby Purchase Commitment.

          Upon the Company's request, each seller of Registrable Securities as to which any registration is being effected shall promptly furnish the Company with such information regarding such seller and the distribution of such securities as the Company may reasonably request in writing and as shall be required by law or by the SEC in connection therewith.

          Mutual shall have the right to require the insertion of language in the registration statement covering such Registrable Securities as Mutual desires to sell, in form and substance satisfactory to Mutual, to the effect that the holding by Mutual of such securities is not to be construed as a recommendation by Mutual of the investment quality of the Company's securities covered thereby, or in the event that such reference to Mutual by name or otherwise is not required by the 1933 Act or any similar Federal statute then in force or by any regulations thereunder, or by the SEC or any "blue sky" laws, or any regulations thereunder, for any jurisdiction in which such securities are offered, the deletion of the reference to Mutual.

               (b)  In the event that, (A) the Board of
Directors of the Company, or an appropriate committee thereof, determines, in its good faith judgment, that the registration of Registrable Securities pursuant to Section
2.1 (x) would interfere in a material respect with any pending or anticipated material merger, acquisition or divestiture involving the Company or either Material Subsidiary or (y) would materially and adversely impact any material financing activity or (B) if 66-2/3% of the directors present at a duly convened meeting of the Board of Directors of the Company at which a quorum is present determines that, in its good faith judgment, the registration of Registrable Securities would require the disclosure of material information which the Company has a bona fide and significant business purpose for preserving as confidential, or (C) if financial statements required to be included or incorporated in the registration statement have not been prepared or are not otherwise available at the time (each event referred to in clause (A), (B) or (C) of this Section 2.3(b) being a "Disadvantageous Condition"), then, notwithstanding any other provision of this Article II, upon the giving of a written notice (a "Delay Notice") to such effect to each such seller, the Company (1) in the event that the registration statement has been filed, but has not yet been declared effective, shall be entitled to cause such registration statement to be withdrawn and shall be entitled not to file a substitute registration statement, or (2) in the event that the registration statement has been declared effective, shall be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that the sellers of Registrable Securities forthwith discontinue the disposition of such Registrable Securities or (3) in the event no registration statement has yet been filed, shall be entitled not to file any such registration statement, until, in the case of each of (1), (2) and (3) above, the earlier of (the "Resumption Date") (i) the expiration of a 90-day period from the date the Delay Notice was given or (ii) the date on which (w) the Company next files with the SEC a report or makes any other public disclosure of the information referred to in clause (B) of this Section 2.4(b) or otherwise determines that there is no bona fide business purpose for keeping such information confidential, (x) the Board of Directors of the Company determines that the Disadvantageous Condition referred to in clause (A) of this Section 2.3(b) no longer exists, or (y) the financial statements referred to in clause (C) of this
Section 2.4(b) have been prepared or are otherwise available. Promptly following the Resumption Date, the Company shall deliver a notice (a "Resumption Notice") to each seller of Registrable Securities to be included in such registration statement stating that such public disclosure or determination has been made or such financial statements have been prepared or are available, as the case may be. If a registration statement was withdrawn or was not filed, the Company shall use its best efforts to effect the registration under the 1933 Act, as soon as possible after the date the Resumption Notice was given, of the Registrable Securities included or to be included in such registration statement, unless Mutual by written notice (the "Discontinuance Notice") to the Company requests that the Company not effect such registration. If a registration statement was declared effective and either (i) the period between the Delay Notice and the Resumption Date exceeds 60 days, or (ii) Mutual determines in good faith that there has been an adverse change in market conditions for the Registrable Securities between the Delay Notice and the Resumption Date, then Mutual may, by delivery of a Discontinuance Notice, request the Company to withdraw such registration statement and such registration statement shall not be deemed to have been effected by the Company for the purposes of Section 2.1 hereof. If a registration statement was declared effective and is not withdrawn pursuant to a Discontinuance Notice or otherwise, the Company shall furnish, as promptly as reasonably practicable after the date the Resumption Notice was given, to each seller of such Registrable Securities such number of copies of the prospectus included in such registration statement (including any amendments or supplements thereto), which prospectus (as amended or supplemented) shall be in conformity with the requirements of the 1933 Act, as such seller may reasonably request in order to facilitate the sale or disposition of such Registrable Securities.

          (c) If requested by the underwriters for any offering of Registrable Securities pursuant to a registration requested under Section 2.1 or 2.2, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, indemnities and contribution to the effect and to the extent provided in
Section 2.5 and the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.3(a)(vi) and, in the case of a registration under Section 2.1 or 2.2, to be reasonably satisfactory in form, to the extent then customary in registration right agreements, and substance to Mutual. In the case of a registration under Section 2.1 or 2.2 the sellers shall be a party to any such underwriting agreement and the representations and warranties by, and other agreements on the part of, the Company to and for the benefit of the underwriters also shall be made to and for the benefit of the sellers.

          (d) In the event of any underwritten offering under a registration pursuant to Section 2.1 or 2.2, Mutual agrees, if so required by the managing underwriters and to the extent timely notified in writing by the Company or by the managing underwriter or underwriters, not to effect any public sale or distribution (including any sale pursuant to Rule 144 under the 1933 Act) of Registrable Securities or securities convertible into, or exchangeable or exercisable for, any Registrable Securities (other than as part of such offering) within seven days prior to the effective date of the registration statement with respect to such offering and 150 days after the effective date of such registration statement.

          (e)  Each seller of Registrable Securities will:

               (i)       execute a power of attorney
appointing one or more attorneys designated by the sellers of the majority of the Registrable Securities included in the registration statement, which attorney shall be authorized, on customary terms, to execute any agreement
(including in an underwritten offering an underwriting agreement in customary form) on behalf of each such seller and to otherwise act for such seller in connection with the offering of Registrable Securities;

               (ii) enter into any agreement (including in an underwritten offering an underwriting agreement in customary form, it being understood that, if in the Company's reasonable judgement representations and warranties by such sellers are necessary, such agreement may contain such representations and warranties by such sellers as are customarily contained in underwriting agreements with respect to secondary distributions) with the Company, the other sellers of Registrable Securities and the underwriters;

               (iii)     execute and complete all
questionnaires and other documents required by such power of attorney or such agreement to be executed by such seller;

                (iv)      upon receipt of any notice
from the Company of the happening of any event of the kind described in Section 2.3(a)(ix), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until each such seller's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix) and, if so directed by the Company, each such seller shall deliver to the Company all copies, other than permanent file copies then in each such seller's possession, aof the prospectus then covering such Registrable Securities current at the time of receipt of such notice, and, in the event no registration statement has yet been filed, all drafts of the prospectus covering such Registrable Securities. In the event the Company shall give any such notice, the periods mentioned in Section 2.3(a)(ii)(B) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix);

               (v) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(C), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until the stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 has been withdrawn and, if so directed by the Company, deliver to the Company all copies, other than permanent file copies then in each such seller's possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice;

               (vi) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(E), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities in the jurisdiction in which qualification of the Registrable Securities for sale in any jurisdiction has been suspended, until the lifting of such suspension; and

               (vii) upon receipt of a Delay Notice with respect to sales of Registrable Securities pursuant to a registration statement that has become effective, discontinue disposition of such Registrable Securities until such seller receives a Resumption Notice, or a new registration statement with respect thereto has become effective.

          Section 2.4.  Preparation; Reasonable
Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the 1933 Act, the Company shall give Mutual and its underwriters, if any, and their respective counsel and accountants, subject to being bound by a customary confidentiality agreement, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto and include therein material, furnished to the Company in writing, which in the judgment of Mutual, subject to the consent of the Company (which shall not be unreasonably withheld), should be included, and shall give Mutual and its counsel and accountants such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the reasonable opinion of Mutual and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the 1933 Act.

          Section 2.5.  Indemnification.  (a)  In the event
of any registration of any securities of the Company under the 1933 Act pursuant to Section 2.1 or 2.2, the Company shall, and it hereby does, indemnify and hold harmless, to the extent permitted by law, the seller of any Registrable
Securities covered by such registration statement, its directors, officers or general and limited partners, Affiliates (as so defined in the 1933 Act) or agents (and directors, officers and agents thereof), each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the 1933 Act, as follows:

               (i)       against any and all loss,
liability, claim, damage or expense whatsoever, joint or several, as incurred, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities are registered (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of an untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (ii)      against any and all loss,
liability, claim, damage and expense whatsoever, joint or several, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld or delayed; and

               (iii)     against any and all expense, as
incurred (including reasonable fees and disbursements of counsel), joint or several, reasonably incurred by them in connection with investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under
Section 2.5(a)(i) or Section 2.5(a)(ii);

provided, however, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such underwriter or seller of Registrable Securities expressly for use in the preparation of any registration statement (or any amendment thereto) or any preliminary prospectus or prospectus (or any amendment or supplement thereto); and provided, further, that the Company shall not be liable to (i) any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the 1933 Act or (ii) any seller of Registrable Securities, under the indemnity agreement in this Section 2.5(a), with respect to any preliminary prospectus or the final prospectus as amended or supplemented, as the case may be, to the extent that any such loss, claim, damage or liability of such underwriter or controlling Person, or seller of Registrable Securities, results from the fact that such underwriter or such seller sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if the Company has previously furnished copies thereof to such underwriter or seller. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, general or limited partner, underwriter or controlling person and shall survive the transfer of such securities by such seller.

          (b) The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 2.1 or 2.2, that the Company shall have received an undertaking reasonably satisfactory to it from each prospective seller of such Registrable Securities and any underwriter of such Registrable Securities to indemnify and hold harmless (in the same manner and to the same extent as set forth in
Section 2.5(a)) the Company and its directors, officers and controlling persons, and all other prospective sellers and their respective directors, officers, general and limited partners, managing directors, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller or underwriter specifically stating that it is for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, any prospective seller, or any underwriter, as the case may be, or any of their respective directors, officers, controlling Persons, general or limited partners or managing directors and shall survive the transfer of such securities by such seller or underwriter. In no event shall the liability of any seller of Registrable Securities hereunder be greater in amount than the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

          (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding (including any governmental investigation) involving a claim within the scope of Section 2.5(a) or (b), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of any liability which it may have under this Section 2.5 except to the extent it has been prejudiced in a material respect or from any liability it may have otherwise than on account of this indemnity agreement. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent it may select by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action, (ii) the indemnifying party shall not have employed counsel to take charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying party. Anything in this Section 2.5 to the contrary notwithstanding, the indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent; provided, however, that such consent was not unreasonably withheld.

          (d)  The Company and each seller of Registrable
Securities shall provide for the foregoing indemnity (with appropriate modifications) in any underwriting agreement with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the 1933 Act.

          Section 2.6. Contribution. To provide for just and equitable contribution in circumstances under which the indemnity contemplated by Section 2.5 is for any reason unavailable to, or insufficient to hold harmless, an indemnified party although applicable in accordance with its terms, the Company, the sellers of Registrable Securities and any underwriters shall contribute to the aggregate losses, liabilities, claims, damages and expenses, of the nature contemplated by such indemnity agreement, incurred by the Company, any seller of Registrable Securities and one or more of the underwriters, except to the extent that contribution is not permitted under Section 11(f) of the 1933 Act. In determining the amount of contribution to which the respective parties shall be entitled, there shall be considered the relative benefits received by each party from the offering of the Registrable Securities (taking into account the portion of the proceeds of the offering realized by each), the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission and any other equitable considerations appropriate under the circumstances. The Company and each seller of Registrable Securities shall agree with each other and the underwriters of the Registrable Securities, if requested by such underwriters, that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation (even if the underwriters were treated as one entity for such purpose) or for the underwriters' portion of such contribution to exceed the percentage that the underwriting discount bears to the offering price of the Registrable Securities. Notwithstanding the foregoing, the liability of any seller of Registrable Securities for contribution shall not be greater in amount than the difference between the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such contribution obligation and all amounts previously contributed by such seller with respect to such losses, liabilities, claims, damages and expenses. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. For purposes of this Section 2.6 each person, if any, who controls an underwriter within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as such underwriter, and each director and each officer of the Company who signed the registration statement, and each person, if any, who controls the Company or a seller of Registrable Securities within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company or a seller of Registrable Securities, as the case may be.

          Section 2.7. Nominees of Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the seller for purposes of any request or other action by a seller pursuant to this Agreement. If the beneficial owner of any Registrable Securities so elects to be treated as the seller, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

          Section 2.8. Restrictions on Sale of Securities by the Company and Others. The Company agrees not to effect any public or private offer, sale or distribution of any class or series of its capital stock or of any of its debt securities, including a sale pursuant to Regulation D under the 1933 Act, during the 10-day period prior to, and during the 90-day period beginning on the effectiveness of any Registration Statement filed under Section 2.1 hereof to the extent timely notified in writing by Mutual or by the managing underwriter or underwriters (except as part of such registration, if permitted, or pursuant to registrations on Form S-4 or S-8 or any successor form to such forms, any employee stock option plan, stock ownership plan, stock bonus plan, stock compensation plan or dividend reinvestment plan of the Company in effect at the date of execution of any underwriting agreement with respect to such underwritten registration, and except that the Company may issue any capital stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of such underwriting agreement) and not to enter into any agreements requiring it to file during such period a registration statement for any such sale by a securityholder.


ARTICLE III

OTHER TRANSFERS


          Section 3.1. Removal of Restrictive Legends. The Company agrees to take such action as any seller of a Registrable Security may reasonably request, all to the extent required from time to time to enable such seller of a Registrable Security to sell such security without registration under the 1933 Act within the limitations of the exemptions provided by Rule 144 or any similar rule or regulation adopted by the SEC, including, without limitation, issuing certificates representing such Registrable Securities without the legends referenced in paragraph 4.a. of the Standby Purchase Commitment.


ARTICLE IV

MISCELLANEOUS


          Section 4.1.  Effectiveness.  This Agreement shall
become effective upon execution by each of the parties hereto.

          Section 4.2.  Submission to Jurisdiction; Consent
to Service of Process.

               (a)  The parties hereto hereby irrevocably
submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

               (b)  Each of the parties hereto hereby
consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of
Section 4.5.

          Section 4.3.  Specific Enforcement; Other
Remedies.

               (a)  Each party hereto acknowledges and
agrees that this Agreement is an integral part of the transactions contemplated in the Standby Purchase Commitment and that the other party hereto would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by such party hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically its terms and provisions in any court of the United States or of any state or territory within the United States having jurisdiction over such party; but such nonperformance or breach shall not entitle the non-breaching party to terminate this Agreement. This remedy is in addition to any other remedy to which each party may be entitled at law or equity.

               (b)  The parties further agree to waive any
requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

          Section 4.4.  Severability.  If any term,
provisions covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          Section 4.5. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied or three days after being mailed by registered mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

          If to Hexcel, to:

               Hexcel Corporation
               5794 W. Las Positas Boulevard
               Pleasanton, California  94578
               Attention:  Rodney P. Jenks, Esq.
               Facsimile:  (510) 734-8611

          With a copy to:

               Kronish, Lieb, Weiner & Hellman
               1114 Avenue of the Americas
               New York, New York  10036
               Attention:  Chet F. Lipton, Esq.
               Facsimile:  (212) 479-6275

          If to Mutual, to:

               Mutual Series Fund Inc.
               51 John F. Kennedy Parkway Short
               Hills, New Jersey  07078
               Attention:  Peter Langerman
               Facsimile:  (201) 912-0147

          With a copy to:

               Weil, Gotshal & Manges
               767 Fifth Avenue
               New York, New York  10153
               Attention:  Ronald F. Daitz, Esq.
               Facsimile:  (212) 310-8007

All notices are effective upon receipt or upon refusal if properly delivered.

The names and addresses may be changed by written notice to each person listed above.

     Section 4.6.  Entire Agreement.  This Agreement
contains the entire understanding of the parties with respect to the transactions contemplated hereby. This agreement supersedes all prior agreements and understandings among any of the parties hereto with respect to its subject matter.

     Section 4.7.  Amendments.  This Agreement may be
amended only by written agreement of the Company and Mutual, except that Section 4.11 cannot be amended to adversely affect John J. Lee without his consent.

    Section 4.8.  Descriptive Headings; References.  The
descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. References herein to any Section are to such Section contained in this Agreement.

     Section 4.9.  Governing Law.  This Agreement shall be
governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder.

     Section 4.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of each party, provided, however, that the Company may not assign its obligations hereunder. Subsequent holders of Registrable Securities shall be entitled to the benefits of Section 2.2 to the extent provided therein and, at such time as Mutual does not beneficially own any Registrable Securities, the holders of a majority of Registrable Securities shall be entitled to exercise and to have the benefit of Mutual's rights under this Agreement provided that, in each case, each such subsequent holder agrees to be bound by the terms hereof and provides a copy of such agreement to the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to furnish information or provide notices to any holder of Registrable Securities (other than Mutual) unless the Company shall have received a copy of such agreement from such holder.

     Section 4.11. Supplementary Provisions. Upon the sale of 108,108 shares of Hexcel common stock to John J. Lee
("Lee") pursuant to the Plan and Lee's execution and delivery to Mutual and the Company of his agreement to be bound by the terms of this Agreement:

     (a)  such shares shall be deemed to be Registrable
Securities for all purposes of this Agreement;

     (b) Clause (C) of paragraph (ii) of Section 2.2(a) shall be amended as follows:

                "(C) third, the Registrable Securities held by Mutual and by Lee requested to be included in such registration, pro rata, based on the respective number of Registrable Securities requested to be included in such registration by such holders";

     (c)  Lee shall be deemed a holder of Registrable
Securities who has agreed to be bound by this Agreement as provided in Section 4.10 and a "subsequent holder" of Registrable Securities for the purpose of Section 4.10, and shall be entitled as such a holder to participate in Piggyback Registrations as provided in Section 2.2 of this Agreement, and to receive the information and notices provided for therein; and

     (d) notwithstanding anything else in the Agreement to the contrary, with respect to any Demand Registration, Lee shall be entitled to have such number of his Registrable Securities registered as part of such Demand Registration as may be agreed to by Mutual, but in any event Lee shall be entitled to have included in such Demand Registration at least the same percentage of his remaining Registrable Securities as the percentage of Mutual's remaining Registrable Securities which are being included in such Demand Registration.


     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

               HEXCEL CORPORATION



By:___________________________
Name:
Title:


MUTUAL SERIES FUND INC.



By:___________________________
Name:
Title:











REGISTRATION RIGHTS AGREEMENT

DATED AS OF _______ __, 1994

BETWEEN

HEXCEL CORPORATION

AND

MUTUAL SERIES FUND INC.












































TABLE OF CONTENTS

PAGE


Purchase Commitment  4
Advance  4
Conditions  5
Representations, Warranties, Agreements and Understandings 7
Certain Agreements 10
Termination 10
First Closing 11
Second Closing 12
Assignment 12
Notices 12
Governing Law 13
Entire Agreement 13




EXHIBITS

EXHIBIT A -  FORM OF PLAN
EXHIBIT B -  REIMBURSEMENT OF EXPENSES, BREAK-UP FEE AND
             OVERBID
EXHIBIT C -  HEXCEL CORPORATION JOINT PLAN
EXHIBIT D -  FORM OF NOTE
EXHIBIT E -  FORM OF SECURITY AGREEMENT
EXHIBIT F -  CONSOLIDATED 1994 REVISED BUSINESS PLAN
EXHIBIT G -  REPRESENTATIONS AND WARRANTIES
EXHIBIT H -  FORM OF REGISTRATION RIGHTS AGREEMENT